SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CTC Communications Corp.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    126418102
                                 (CUSIP Number)

                             Nicholas S. Hodge, Esq.
                                Edwards & Angell
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 April 10, 1998
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Spectrum Equity Investors II, L.P.
04-3348143

2. Check the Appropriate Box if a Member of a Group

       (a)  X

       (b) _____

3.  SEC Use Only

4.  Source of Funds

WC, 00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially          1,446,621*

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                      1,446,621*

                   10    Shared Dispositive Power

                                -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

PN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Spectrum Equity Associates II, L.P.
04-3346983

2. Check the Appropriate Box if a Member of a Group

       (a)  X

       (b) _____

3.  SEC Use Only

4.  Source of Funds

WC, 00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially          1,446,621*


Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                      1,446,621*

                   10    Shared Dispositive Power

                                -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

PN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Kevin J. Maroni
###-##-####

2. Check the Appropriate Box if a Member of a Group

       (a)  X

       (b) _____

3.  SEC Use Only

4.  Source of Funds

00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of          7    Sole Voting Power
Shares
Beneficially                   0

Owned By           8    Shared Voting Power
Each
Reporting             1,446,621*

Person With        9    Sole Dispositive Power

                                0

                   10    Shared Dispositive Power

                      1,446,621*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

IN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

William P. Collatos
###-##-####

2. Check the Appropriate Box if a Member of a Group

       (a)  X

       (b) _____

3.  SEC Use Only

4.  Source of Funds

00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of          7    Sole Voting Power
Shares
Beneficially          1,446,621*


Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                      1,446,621*

                   10    Shared Dispositive Power

                                -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

IN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Brion B. Applegate
###-##-####

2. Check the Appropriate Box if a Member of a Group

       (a)  X

       (b) _____

3.  SEC Use Only

4.  Source of Funds

00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of          7    Sole Voting Power
Shares
Beneficially                   0

Owned By           8    Shared Voting Power
Each
Reporting             1,446,621*


Person With        9    Sole Dispositive Power

                                0

                   10    Shared Dispositive Power

                      1,446,621*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

IN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of CTC Communications Corp., a Massachusetts corporation (the "Company").

The principal executive offices of the Company are located at 360 Second Avenue, Waltham, Massachusetts 02154.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed by Spectrum Equity Investors II, L.P. ("Spectrum Investors"), Spectrum Equity Associates II, L.P. ("Spectrum Associates"), Kevin
J. Maroni ("Maroni"), William P. Collatos ("Collatos") and Brion B. Applegate ("Applegate") (collectively, the "Filing Persons"). /1/

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

Each of the Filing Persons has a business address c/o One International Place, 29th Floor, Boston, Massachusetts 02110. Spectrum Investors is a venture capital fund that, among other things, invests in both public and privately held companies. Spectrum Associates is the sole general partner of Spectrum Investors. Each of Maroni, Collatos and Applegate is a general partner of Spectrum Associates and serves in such capacity on a full time basis. Each of the Filing Persons that is a natural person is a citizen of the United States. Spectrum Investors and Spectrum Associates are established under Delaware law.

During the last five years, none of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 10, 1998, Spectrum Investors entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company and certain other parties signatory thereto. Under the terms of the Purchase Agreement, Spectrum Investors purchased 657,555 shares of the Company's Series A Preferred Stock ("Preferred Stock") which may be converted into shares of the Company's Common Stock on a two-for-one basis, subject to certain adjustments. Assuming the Preferred Stock were converted into Common Stock on April 10, 1998, Spectrum Investors would be the holder of 1,315,110 shares of the Company's Common Stock. Under the terms of the Purchase Agreement, Spectrum Investors was also issued a Warrant ("Warrant") to acquire up to 131,511 shares of the Company's Common Stock for a purchase price of $9.00 per share. The Warrant may be exercised immediately and expires in April, 2003. The aggregate purchase price paid by Spectrum Investors for the Preferred Stock and the Warrant was $11,837,305.11. The funds used for the purchase of the Preferred Stock and the Warrant came from the proceeds of investments by the limited partners in Spectum Investors.


ITEM 4.  PURPOSE OF THE TRANSACTION

On April 10, 1998, Spectum Investors acquired the Preferred Stock and the Warrant pursuant to the Purchase Agreement. The Preferred Stock and the Warrant were acquired for investment purposes.

The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

Other than the foregoing, none of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Assuming exercise of the Warrant and the conversion of the Preferred Stock, Spectrum Investors beneficially owns 1,446,621 shares, or a total of 12.7% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998. /2/ Each of Spectrum Associates, Maroni, Collatos and Applegate therefore may be deemed to beneficially own 1,446,621 shares, or a total of 12.7% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998.

/2/ Based on information contained in the Company's Form 10-Q for the period ending December 31, 1997, the most recent information available from the Company, 9,974,683 shares of Common Stock were issued and outstanding as of February 1, 1998.

None of the Filing Persons beneficially owns any shares of Common Stock as of April 20, 1998 other than as set forth herein.

(b) Assuming exercise of the Warrant and the conversion of the Preferred Stock, Spectrum Investors has sole power to vote or direct the vote of 1,446,621 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,446,621 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

     Spectrum Associates has sole power to vote or direct the vote of 1,446,621 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,446,621 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

     Each of Maroni, Collatos and Applegate has sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 1,446,621 shares of Common Stock, sole power to dispose or direct the disposition of no shares of Common Stock, and shared power to dispose or direct the disposition of 1,446,621 shares of Common Stock.


(c) Other than as set forth herein, no transactions in the Common Stock were effected by the Filing Persons during the past sixty days.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 10, 1998, Spectrum Investors entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company. Under the terms of the Purchase Agreement, Spectrum Investors purchased 657,555 shares of the Company's Series A Preferred Stock ("Preferred Stock") which may be converted into shares of the Company's Common Stock on a two-for-one basis, subject to certain adjustments. Assuming the Preferred Stock were converted into Common Stock on April 10, 1998, Spectrum Investors would be the holder of 1,315,110 shares of the Company's Common Stock. Under the terms of the Purchase Agreement, Spectrum Investors was also issued a Warrant ("Warrant") to acquire up to 131,511 shares of the Company's Common Stock for a purchase price of $9.00 per share. The Warrant may be exercised immediately and expires in April, 2003. The aggregate purchase price paid by Spectrum Investors for the Preferred Stock and the Warrant was $11,837,305.11. The funds used for the purchase of the Preferred Stock and the Warrant came from the proceeds of investments by the limited partners in Spectum Investors.

In connection with the Purchase Agreement, Spectrum Investors was also granted certain registration rights with respect to up to 1,446,621 shares of the Company's Common Stock that is may acquire upon conversion of the Preferred Stock and exercise of the Warrant.

Except as described herein, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement, dated as of April 20, 1998.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  April 20, 1998                Spectrum Equity Investors II, L.P.
                                     By:  Spectrum Equity Associates II, L.P.,
                                          its General Partner

                                     By:/s/ Kevin J. Maroni
                                        --------------------------------------
                                            Kevin J. Maroni, a General Partner


Date:  April 20, 1998                Spectrum Equity Associates II, L.P.



Date:  April 20, 1998                By:/s/ Kevin J. Maroni
                                        --------------------------------------
                                            Kevin J. Maroni, a General Partner



Date:  April 20, 1998                /s/ William P. Collatos
                                        --------------------------------------
                                         William P. Collatos, a General Partner


Date:  April 20, 1998                By:/s/ Brion B. Applegate
                                        --------------------------------------
                                            Brion B. Applegate, a General
                                            Partner

                                  Exhibit 99.1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $.01 par value per share, of CTC Communications Corp., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.







Date:  April 20, 1998                 Spectrum Equity Investors II, L.P.
                                      By:  Spectrum Equity Associates II, L.P.,
                                           its General Partner

                                      By:/s/ Kevin J. Maroni
                                          --------------------------------------
                                             Kevin J. Maroni, a General Partner


Date:  April 20, 1998                 Spectrum Equity Associates II, L.P.



Date:  April 20, 1998                 By:/s/ Kevin J. Maroni
                                          --------------------------------------
                                             Kevin J. Maroni, a General Partner



Date:  April 20, 1998                 /s/ William P. Collatos
                                          --------------------------------------
                                          William P. Collatos, a General Partner


Date:  April 20, 1998                 By:/s/ Brion B. Applegate
                                          --------------------------------------
                                             Brion B. Applegate, a General
                                             Partner